                                                                     Exhibit 4.2

                     CELLULAR SERVICE AUTHORIZATION CONTRACT
                                    (Summary)

Cellular Service Authorization  Agreement entered into and between the Brazilian government,  through ANATEL, and Tele Centro Oeste/Inepar Ltda., (currently NBT)
on November 27, 1998.

     SCOPE

The  contract  authorizes  NBT to  exclusively  use  certain  sub-band  cellular frequencies  from 835.0 to 845.0 MHz and certain  associated  radio  frequencies from 880.0 to 890.0 MHz and 891.5 to 894.0 Mhz for transmission in Area 8.

The  authorization  to operate the cellular  services is for an indefinite term, subject to  certain  conditions.  However,  the  authorization  to use the radio frequency is limited to 15 years and may be renewed once for another 15 years.

     CONSIDERATION

NBT agreed to pay R$60.5 million to ANATEL for the right to explore the cellular service and to use the associated radio frequency as follows:

     o    R$24.2 million on the date of the signature of the authorization term, equivalent to 40% of the total amount;
     o    R$12.1  million on November 27, 1999,  equivalent  to 20% of the total amount;
     o    R$12.1  million on November 27, 2000,  equivalent  to 20% of the total amount;
     o    R$12.1  million on November 27, 2001,  equivalent  to 20% of the total amount.

These amounts are adjusted by 1% per month in accordance with the IGP-DI.

     MAIN CONDITIONS OF THE CONTRACT

The  operation  of the  service  is the  responsibility  and risk of NBT.  NBT's remuneration is based on customers' payments,  and the service will be performed in conformity to ANATEL Public Tender Proposal ("Proposal") and will observe the conditions  of the  Methodology  of  Execution,  and the  elements  of the Price
Proposal for the right to use the service and the associated radio  frequencies, which is established in Annexes 1, 2 and 3 of the contract. Third parties can be contracted by the authorized,  without  prejudice of the liabilities  related to the  services,  even if  caused  by  third  parties.  In  addition,  all  fiscal regulations must be respected. The installation and operation of the service are subject to ANATEL quality control guidelines.

     SERVICE RATES AND PRICES

Service prices are subject to the price cap presented in the Proposal.  There is a differentiation between "basic" and "non-essential" services. "Basic" services include monthly subscription fees, VC1 charges,  VC2 charges, VC3 charges,  DSL1 charges,  DSL2  charges,  and AD charges,  as well as  interconnection  charges, including network usage fees and charges to provide a physical connection to the network.  "Non-essential"  services are optional and can vary in price according to technical and  geographic  characteristics.  SEE ITEM 4 " INFORMATION  ON THE
COMPANY - REGULATION OF THE TELECOMMUNICATIONS INDUSTRY - RATE REGULATION."

     ANATEL RIGHTS, GUARANTEES AND OBLIGATIONS

In  general,   ANATEL  is  responsible  for:  the  general  supervision  of  the performance of the Cellular Mobile Service; the legal and normative  application
of  penalties,   including  those  referred  in  the  authorization   term;  the
termination of the authorization,  in the manner and circumstances prescribed by law;  the  execution  of  the  norms  defined  in  the  service,  including  the interconnection  with the public  network;  the guarantee of quality of service;
the assurance of  competition;  and the declaration of public utility of certain services when necessary.

     NBT RIGHTS, GUARANTEES AND OBLIGATIONS

In  general,  NBT  is  responsible  for:  the  assurance  of  an  available  and
commercially   operational  Mobile  Cellular  Service  in  accordance  with  the authorization,  the  performance  of services at prices in  conformity  with the
agreement  and  the  Proposal;   providing   information  about  implementation,
improvements or expansion of the service, being emphasized that ANATEL will keep this information confidential;  the use of certified equipment, the allowance of access to documents and places related to the authorization;  the maintenance of the  integrity  of the  assets of the  service;  the  continuance  of an updated inventory and register of patrimony  used in the  operation of the service;  the maintenance of adequate  customer  care;  the annual  publication of the company financial  demonstratives;  and the  promotion  of the  balance of the  economic financial condition of the authorization.

     CUSTOMER RIGHTS AND OBLIGATIONS

NBT,  besides  observing  the general legal  dispositions  related to customers'
rights, has to respect customers' rights to receive adequate service,  legal and contractual  information  (including  from  ANATEL),  and also the right to have freedom of choice related to the use of the service.

Customers,  in order to receive the service, are asked to keep in good condition equipment  relating  to the  security  of third  parties;  and to timely  effect payment of charges and taxes due.

     INTERVENTION

Anatel  can  intervene  in  the  authorization  in  order  to  keep  the  proper performance of the service in conformity with applicable  legislation,  when the authorization  clauses or applicable regulation are not complied with. When such intervention,  is no longer  warranted,  the  administration of the service will revert  back  to NBT.  If the  intervention  does  not  comply  with  legal  and regulatory requirements,  such intervention will be declared null and void, with the immediate devolution of the service to NBT.

     TERMINATION OF THE AUTHORIZATION

The  authorization  may be terminated either by Anatel or by resignation of NBT.
Total  or  partial   non-performance   of  the  terms  and   conditions  of  the
authorization   may  result  in  regulatory,   intervention   and,   ultimately,
termination of the  authorization by Anatel.  Where termination by Anatel is due
to  non-compliance  with  regulatory  or  legal   dispositions,   administrative
procedures and due process of law shall be observed.

     PENALTIES

If in default,  NBT will be subject to penalties,  which may include fines up to
0.05% of NBT's net revenue.

     ASSIGNMENT

Either the authorization or NBT's rights and interests may be transferred, after
60 months from the beginning of the commercial operation of the service, subject to ANATEL approval, and after the payment of a fiscalization tax.

     RENEWAL

The  authorization  for the use of the  radio  frequencies  may be  renewed  for another 15 years, at NBT's  discretion,  provided it complies with all terms and conditions  of the  authorization  and  requests  renewal  20  months  prior  to expiration of the first term.  Renewal will be subject to a new payment schedule for the use of the radio frequencies, to be set by Anatel at the time.